Exhibit 99.1

10 August 2022

Exodus Reports Second Quarter 2022 Results

OMAHA, Neb. Exodus Movement, Inc. (tZERO: EXOD, Securitize Markets: EXOD), (“the Company” or “Exodus”) the leading self-custodial cryptocurrency software platform, today announced its fiscal 2022 results for the second quarter ended June 30, 2022. The Company reported second quarter revenue of $13.0 million, a decrease of 53% year-over-year from Q2 2021, in-line with market trends.

Second Quarter 2022 Financial Highlights

In USD millions, except percentages	Q2 2022	Q2 2021		% Change	H1 2022	H1 2021	% Change

Revenue	$13.0	$27.7		(53%)	$28.4	$51.3	(45%)

Total Cost of Revenues	7.1	6.0		18%	14.3	9.5	51%

Operating Expenses	10.8	7.2		50%	19.7	11.6	70%

Income / (Loss) from Operations[1]	(4.9)	14.5		(134%)	(5.6)	30.2	(119%)

Operating Margin	(38.1%)	52.3%			(20.1%)	58.7%

Net (loss) Income	$(14.8)	$5.8	[2]		$(20.4)	$(40.6)

Adjusted EBITDA[3]	$(4.2)	$14.5			$(3.4)	$30.3

1 Income from operations is before D&A/Impairments and adjusted for investment income.
2 Restated value
3 Non-GAAP metric. For a reconciliation of Net Income to Adjusted EBITDA, please refer to the reconciliation table at the end of this press release.

“Our business is backed by loyal customers who continue to trust our self-custodial platform,” said JP Richardson, CEO and co-founder of Exodus. “Despite recent market turbulence, we recorded $28.4 million in revenue in the first half of this year and maintained well over 800,000 monthly active users. In other words, our success continues as we operate and build in a difficult market.”

“Customers can now use Exodus to buy cryptocurrency with a bank account or credit card, and our multi-chain browser extension released in May is the gateway to the world of Web3. We’re excited for our browser extension to graduate from its beta in the coming weeks.”

“Recent market events highlight the importance of self-custody, and Exodus is a self-custodial wallet. We never take custody of customer funds; therefore, we cannot lend, borrow or freeze our customers’ money.”

“Our mission is to help the world exit traditional finance, and Exodus empowers customers to do just that by holding their own keys. Thanks to our world-class security team, Exodus provides the most secure, beautifully-designed cryptocurrency wallet on the market.”

Second Quarter Operational and Other Financial Highlights

●
Exchange provider processed volume - $700 million in Q2 2022, down 4% sequentially and 57% year-over-year from $1.6 billion in Q2 2021. Bitcoin and Ethereum continue to be the top assets traded at 25% and 13% of volume, respectively in Q2 2022.

●	Cash and digital assets[4] - approximately $80 million in USD, USDC, Bitcoin, and other digital assets as of June 30, 2022.
●
Exodus monthly active users (“MAUs”)[5] - MAUs of 817,972 decreased 6% sequentially and were stable year-over-year from 832,384 MAUs on June 30, 2021, demonstrating outstanding user loyalty amidst high cryptomarket volatility.

●	Full-time team members - approximately 290 at Q2 2022, an increase from 270 sequentially and 176 from Q2 2021.
●	Customer response time - average response time of less than ten minutes.

“Extreme market conditions are nothing new for our seasoned leadership team,” said James Gernetzke, CFO of Exodus. “We have an incredibly strong balance sheet with no debt and over $80 million in cash and digital assets thanks to our financial discipline. These holdings, combined with our history of profitability, ensure Exodus continues to build and deliver easy-to-use products for our customers.”

4 Digital assets at Market value as of June 30, 2022.
5 Monthly active users as of June 30, 2022.

Live Webcast Details

Exodus will host a live webcast of its second quarter 2022 fiscal results beginning at 3:30PM (Eastern Time) on August 10, 2022. To access the live webcast, please use this link. It will also be carried live on the Company’s website www.exodus.com.

Questions for Exodus Management related to the first quarter can be submitted via e-mail at investors@exodus.com in advance of the live webcast.

Contact

Customer Support
support@exodus.com

Press and Investor Relations
Allysa Howell
investors@exodus.com
+1 (720) 484-1147

About Exodus

Exodus is on a mission to help the world exit traditional finance. Founded in 2015, Exodus is a multi-asset cryptocurrency wallet that removes the geek requirement and keeps design a priority to make cryptocurrency and digital assets easy for everyone. Available for desktop and mobile, Exodus allows users to secure, manage and exchange cryptocurrencies like Bitcoin, Ethereum, and more across an industry-leading 10,000+ asset pairs from a beautiful, easy-to-use platform. The self-custodial functionality is encrypted locally on customers' own devices, ensuring privacy, security and complete control over their wealth. For more info visit exodus.com.

Disclosure Information

Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation FD: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found below in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest (income) expense, stock based compensation expense, impairment, investment income, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss, net.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts. Net income attributable to Exodus stockholders is reconciled to EBITDA and Adjusted EBITDA as follows:

Reconciliation of Net Income (Loss) to Adjusted EBITDA

In USD millions	2Q22	2Q21	1H22	1H21
Net (loss) income	$(14.8)	$5.8	$(20.4)	$(40.5)
Interest income	(0.2)	(0.2)	(0.3)	(0.2)
Income tax (benefit) expense	(3.5)	0.7	(5.1)	3.0
Depreciation and amortization	0.5	0.2	0.9	1.0
EBITDA	$(18.0)	$6.5	$(24.9)	$(36.7)
Loss on extinguishment of SAFEs	-	-	-	61.0
Gain on sale of digital assets	(0.9)	(3.6)	(2.1)	(7.4)
Impairment of digital assets	13.7	11.6	21.3	13.2
Unrealized loss (gain) on investments	0.1	-	(0.1)	-
Stock based compensation	0.9	-	2.4	0.2
Adjusted EBITDA	$(4.2)	$14.5	$(3.4)	$30.3

Forward-Looking Statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, up to the second quarter of 2022, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●	the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A and Form 1-SA. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.